FLOW TRADERS US LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	460,172
Securities owned, at fair value		1,634,130,185
Receivable from broker-dealers		19,439,080
Receivable from affiliates		7,456,305
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of 5,823,240)		15,681,266
Other assets		2,959,976
	$	1,680,126,984

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased, at fair value		1,222,022,083
Payable to broker-dealers		277,613,758
Accounts payable and accrued expenses		22,134,273
Payable to affiliates		5,904,941
Capital lease payable		1,193,378
		1,528,868,433
Member's equity		151,258,551
	$	1,680,126,984

See accompanying notes.